Exhibit (e)(3)
Certain Relationships and Related Transactions
      In December 2001, the Company distributed its 53.6% interest (22,543,158 shares) in Ladenburg Thalmann Financial Services Inc. (“LTS”) common stock to holders of the Company’s Common Shares through a special dividend. The Company’s stockholders received 0.988 of a LTS share for each share of the Company. On the same date, Vector Group distributed the 12,694,929 shares of LTS common stock that it received from the Company to the holders of Vector Group’s common stock as a special dividend. The Company had acquired the LTS shares in May 2001, along with cash and an $8,010,000 7.5% convertible promissory note due December 31, 2005 of LTS, in connection with LTS’ acquisition of the Company’s 80.1%-owned subsidiary, Ladenburg Thalmann & Co. As a result of the distributions of the LTS shares, Mr. LeBow became the beneficial owner of more than 5% of the LTS common stock. Since May 2001, Messrs. LeBow (until September 2003), Lorber, Beinstein and Rivas (until March 2004) have served as directors of LTS, and Mr. Lampen has served in that capacity since January 2002. Mr. Rivas served as President and Chief Executive Officer of LTS from May 2001 until his retirement in March 2004, and J. Bryant Kirkland III, the Company’s Vice President and Chief Financial Officer, served as Chief Financial Officer of LTS from June 2001 until October 2002. In 2002, LTS accrued compensation of $100,000 for Mr. Kirkland in connection with his services, which was paid in four quarterly installments commencing April 1, 2003.
      In November 2004, the Company entered into a debt conversion agreement with LTS and the other remaining holder of LTS’ convertible notes. The Company and the other holder agreed to convert their notes, with an aggregate principal amount of $18,000,000, together with the accrued interest, into common stock of LTS. Pursuant to the debt conversion agreement, the conversion price of the notes held by the Company was reduced from the previous conversion price of approximately $2.08 to $0.50 per share, and the Company and the other holder each agreed to purchase $5,000,000 of LTS common stock at $0.45 per share.
      The note conversion transaction was approved by the LTS shareholders in January 2005 and closed in March 2005. At the closing, the Company’s note, representing approximately $9,938,000 of principal and accrued interest, was converted into 19,876,358 shares of LTS common stock and the Company purchased 11,111,111 LTS shares.
      LTS borrowed $1,750,000 from the Company in 2004 and an additional $1,750,000 in the first quarter 2005. The loans, which bore interest at 2% above prime, were due on the earlier of January 15, 2006 or the tenth business day following the completion of one or more debt or equity financings where LTS receives at least $10,000,000 in total proceeds. At the closing of the note conversion agreement, the Company delivered these notes for cancellation as partial payment for its purchase of LTS common stock.
      On March 30, 2005, the Company distributed the 19,876,358 shares of LTS common stock it acquired from the conversion of the notes to holders of the Company’s Common Shares through a special dividend. The Company’s stockholders of record as of March 18, 2005 received 0.852 of a LTS share for each share of the Company.
      In March 2002, LTS borrowed $2,500,000 from the Company. The loan, which bears interest at 1% above the prime rate, was due on December 31, 2003. In July 2002, LTS borrowed an additional $2,500,000 from the Company on the same terms. In November 2002, the Company agreed, in connection with a $3,500,000 loan to LTS by an affiliate of its clearing broker, to extend the maturity of the notes to December 31, 2006 and to subordinate the notes to the repayment of the loan.
      The Company evaluated its ability to collect the $13,198,000 of notes receivable and related interest from LTS at September 30, 2002. These notes receivable included the $5,000,000 of notes issued in 2002 and the $8,010,000 convertible note issued to the Company in May 2001. The Company determined, based on the then current trends in the broker-dealer industry and LTS’ operating results and liquidity needs, that a reserve for uncollectibility should be established against these notes and interest receivable. As a result, the Company recorded a charge of $13,198,000 in the third quarter of 2002.

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      Following the March 2005 distribution, the Company held the 11,111,111 shares of LTS common stock (approximately 9.0% of the outstanding shares), the $5,000,000 of notes due December 31, 2006 and a warrant to purchase 100,000 shares of its common stock at $1.00 per share.
      In 1995, the Company and Vector Group entered into an expense sharing agreement pursuant to which certain lease, legal support and administrative expenses are allocated to the entity incurring the expense. The Company reimbursed Vector Group net amounts of approximately $562,000 in 2004 under this agreement. This arrangement with Vector Group has continued in 2005.
      Mr. Lorber was the Chairman of the Board of Hallman & Lorber in 2004 and, since January 2005, has served as a consultant to such company. During 2004, Mr. Lorber and Hallman & Lorber and its affiliates received ordinary and customary insurance commissions aggregating approximately $186,000 on various insurance policies issued for the Company and its subsidiaries and investees. Mr. Lorber and Hallman & Lorber and its affiliates have continued to provide services to the Company in 2005.
      Mr. Lorber is a shareholder and registered representative in Aegis Capital Corp., a broker-dealer to which the Company paid $46,000 in brokerage commissions and other income in 2004. Aegis Capital has continued to provide services to the Company in 2005.
      See note 9 to the Company’s consolidated financial statements, in the accompanying annual report, for information concerning pending lawsuits against the directors relating to the Company’s purchase of BrookeMil Ltd. from a subsidiary of Vector Group in January 1997 and the Company’s June 1999 recapitalization, which note should be deemed part of this proxy statement.

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